Almaden Enters Into Arrangement Agreement to Spin out Assets

VANCOUVER, BC -- (Marketwired - May 15, 2015) - Almaden Minerals Ltd. ("Almaden" or the "Company") (TSX: AMM) (NYSE MKT: AAU) announces that, further to its news releases dated October 21, 2014, December 15, 2014 and March 2, 2015, the Company has filed its Notice of Annual General and Special Meeting of Shareholders and the related Management Information Circular (the "Circular") which describes, amongst other things, the proposed spin-out of Almaden's early stage exploration projects, royalty interests and certain other assets, into a new public company to be called Almadex Minerals Limited ("Almadex").

Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement ("Plan of Arrangement"), for each existing share of Almaden held as at the closing date of the Plan of Arrangement, one "new" share of Almaden and 0.6 of a share of Almadex.

Almadex will hold the following key assets:

--  a 100% interest in the El Cobre Project in Mexico;
--  a portfolio of 21 other exploration projects;
--  a 2% NSR royalty on the Tuligtic Property in Mexico, which hosts the
    Company's Ixtaca discovery;
--  a portfolio of 21 additional NSR royalties on exploration projects in
    Mexico, Canada and United States identified through Almaden's past prospect generator activities;
--  equity holdings in several publicly-listed companies;
--  1,597 ounces of gold bullion; and
--  approximately $3,000,000 in cash.

The Tuligtic property will remain in Almaden.

The board of directors of Almaden (the "Board") has determined that the Plan of Arrangement is fair and is in the best interests of Almaden and its shareholders and recommends that the shareholders vote in favour of the special resolution. The Board notes that the spin-out is expected to allow Almaden to focus on the development of its Ixtaca Deposit, will allow the market to value the Ixtaca Deposit independently of Almaden's earlier stage assets, and will accelerate development of Almaden's non-Ixtaca assets and give scope to new acquisitions.

The Circular, a copy of which will be available under Almaden's profile on SEDAR, sets out the terms of the Plan of Arrangement.

Pursuant to the Plan of Arrangement, holders of outstanding Almaden warrants ("Warrants") will receive, in exchange for each Warrant, one Almaden replacement warrant and 0.6 Almadex warrants, with the exercise prices of the Almaden replacement warrants and the Almadex warrants to be set on a basis established by the proportional market value of the two companies after completion of the Arrangement, as more fully described in the Circular. Holders of Almaden options will be treated in the same manner.

Almadex has applied to list its common shares on the TSX Venture Exchange ("TSXV"). Listing will be subject to Almadex fulfilling all the listing requirements of the TSXV. Almadex does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities on a U.S. marketplace.

Almaden will be seeking shareholder approval of the Plan of Arrangement at its upcoming annual general and special meeting of shareholders scheduled to be held on June 18, 2015. The Arrangement will also be subject to, among other things, approval of the Toronto Stock Exchange, TSXV and the Supreme Court of British Columbia. Subject to satisfactory outcome of the above items, Almaden expects the closing date of the Plan of Arrangement to be sometime in late June or early July, 2015. Further details of the proposed spinout transaction are contained in the Circular.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden's business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden's share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but are not limited to, statements with respect to completion of the proposed strategic reorganization, the availability of working capital for both Almaden and Spinco, obtaining shareholder, court and TSX approval of the proposed strategic reorganization, the listing of Spinco shares on the TSX-V, and the timing for mailing of an information circular, holding Almaden's AGM and completing the proposed strategic reorganization. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Spinco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of the Company not obtaining court, shareholder or stock exchange approval to proceed with the proposed strategic reorganization, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Spinco in a manner not anticipated by the Company, risks related to international operations, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Ltd.
ph: 604.689.7644
email: info@almadenminerals.com
www.almadenminerals.com